
argo
CREATOR
ECONOMY
REIMAGINED

The creator economy is just getting started



$40B
$32B
$24B
$16B
$8B
TOTAL PAYMENTS TO CREATORS
60M
48M
36M
24M
12M
NUMBER OF MONETIZED CREATORS
2015
2016
2017
2018
2019
2020
2021
2022

Yearly payments (2021):

- YouTube: $15B
- Spotify: $7B
- OnlyFans: $3B
- Twitch: $1.2B
- Patreon: $1B
- Meta (FB/IG): $1B
- TikTok: $279M
- Snap: $250M
- Influencer campaigns: $12B

Creators supply 100% of content for the $1T social media and streaming industries



But the current algorithm and advertising models provide unstable monetization for creators


INSIDER
Premium
TECH
Influencers of the world, it's time to fight back against your social media overlords
YouTube
Content creators need to start seeing themselves
— and organize for better treatment


JOIN THE CREATOR
REVOLUTION
argo
ARTISTS GOING PLACES
watchargo.com

We believe creators should own more of the creator economy

Introducing Argo

The first of its kind web3 infrastructure for streaming


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ARTISTS GOING PLACES
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9GAG IS YOUR BEST SAUCE OF FUN

For brands and creators

To own their IP and their success by:

monetizing content more efficiently and

connecting directly to their audiences



9:41
FUN OFF | 9GAG
9GAG
Following
Buy Pass
GALLERY
COMMUNITY
Creators
Andrew Schulz
Eliza Shlesinger
Dave Chappelle
Louis CK
Latest Video
9:41
Iliza Shlesinger: Hot Forever
Comedy
Stand Up
Special
Iliza
TRAILER
9GAG
Follow
VIDEOS LIKE THIS
PLAYLISTS
ILIZA
ILIZA SHLESINGER SKETCH SHOW
Film title
Film title
Film title

Available on Roku Channel Store | Download on the App Store | GET IT ON Google Play

Where everyone wins

Creating a permissionless culture where users and influencers can earn real money simply by sharing content they like


88
#

HOW IT WORKS

Argo is a multi-platform community

Argo bundle subscription → **Independent channels on Argo** → **Argo White-label**

Argo Commission

Community connected through blockchain

- ➢ **Argo Coins**
- ➢ **Digital wallets**
- ➢ **Smart contracts**

With unit economics that work

Building community like a social network

↓

Monetizing like a streaming platform


argo

Brands & creators host and curate channels


CHANNEL
ARGO SUBSCRIPTION • SINGLE CHANNEL SUBSCRIPTION
sundance
institute
CREATORS
DAVID NESSL
ALEXANDER LEWIS
ELLEN EVANS
MORGAN BUSHE
BEN PETRIE
PAY-PER-VIEW • DIGITAL PRODUCTS • MERCHANDISE

WHY WE WILL SUCCEED

We are a unique value proposition

	💩 Youtube	🚀 Argo	🤖 Netflix
Reach	Have to pay or fit the algorithm to reach fans	**Direct communication with fans, instant feedback, instant reward**	No data to creators, no connection, unable to build a community
Revenue	Depends on the algorithm and advertisers	**Sustainable revenue and efficient growth through collaboration**	Work for hire
IP & Ownership	No ownership, no security	**Own your IP, your audience and your success**	No IP ownership No creator backend

With partnerships pipeline representing millions of potential customers

CONTENT PARTNERS

Catapult	APOKI	WeShort	IDN
5K creators	**1M MAU**	**1K creators**	**80M MAU**
Largest universe of horror themed digital content	NFT collection with 25K NFTs minted	Short Film destination	Indonesia's leading media platform
CATAPULT		WeShort IN SHORT WE TRUST	IDN MEDIA

BINANCE NFT

EVENT PARTNERS

sundance film festival · THE OSCARS · FESTIVAL DE CANNES · DURBAN INTERNATIONAL FILM FESTIVAL · PALM SPRINGS INTERNATIONAL FILM FESTIVAL · BFI · FESTIVAL DU COURT MÉTRAGE CLERMONT-FERRAND

Creating more value

One engaged user is 25x more valuable than a passive follower

ENGAGED USER **PASSIVE FOLLOWERS**



Argo is a YC-backed company led by a first-class team **of creators and builders with experience of multiple IPOs and exits**



Arcadiy Golubovich
Chief Executive Officer / Co-Founder

Serial entrepreneur, investor, & producer. Co-founder & President of Primeridian Entertainment, President of Humm.ly; YC W22



Alex Williamson
Co-Founder

Community builder & tech trailblazer. Founding team member & former Chief Brand Officer of Bumble, scaled the company to 65 million users worldwide. Former CEO of venture-backed Asteya



Michael Y Chow
Chief Strategy Officer / Co-Founder

Creative strategist & entrepreneur. Co-Founder & Chief Instigator of XRM Media, Co-Founder & Managing Partner of MNM Creative. Winner of Emmy Award, Peabody Award, Webby Award & Telly Award



Melissa McQueen
Head of Talent

Decade long career leading the Talent Division at The Kim Dawson Agency, the largest full service agency in the Southwest

EXPERIENCE

Y Combinator · fuboTV · Prizeo · bumble · PEABODY — STORIES THAT MATTER — · THE WEBBY AWARDS · KIM DAWSON AGENCY

A team of pioneering engineers in blockchain, solidity and smart contracts



Igal Kishik

Chief Technology Officer

More than 17 years of full stack and financial sector development. Led 4 successful web3 projects



Andy Kobyshev

Head of Web3

Software engineer & developer, specialized in architecture & blockchain infrastructure. 15 years of experience in developing and consulting non-trivial solutions in international companies



Nick Stolyarov

Head of Web Development

Web and Blockchain expert with the passion for Web3 & Smart Contracts, extensive experience in global projects driven by community

NFT projects generate $9M+ in traded value



Sad Girls Bar

Created by SadGirlsBar

# of Owners: **4.6K**

Floor Price: **0.05 ETH**



Skeletongues

Created by SadGirlsBar

# of Owners: **2.3K**

Floor Price: **0.02 ETH**



Crypto Hobos

Created by cryptohobos

# of Owners: **2.9K**

Floor Price: **0.01 ETH**



The Sad Cats

Created by SadGirlsBar

# of Owners: **2.3K**

Floor Price: **0.02 ETH**

The raise

2020		2021		2022		2023
Friends and family round	Full stack engineering team	Product and theory testing	YCombinator	Web3 Product development	Ready to scale	Launch marketing

Year 2022:
- ★ 100K active users
- ★ $40K revenue
- ★ Month 3 retention 70%

→

2023 goals:
- ★ Key hires
- ★ Marketing
- ★ Scaling

Addressable Markets

YOUTUBE CREATORS	MRBEAST	ANDREW SCHULZ	BADABUN	MS RACHEL	BINGING WITH BABISH
ENTERTAINMENT BRANDS	9GAG	GAIA	WWE	LIVE NATION	CRYPTV
COMMUNITIES	FAZE CLAN	SUPERPLASTIC	LTK	C3 PRESENTS	ROTTEN TOMATOES

The Web3 opportunity

★ **Creates a larger TAM**
  - **Collecting more data across blockchain**
  - **Highly engaged users across verticals and platforms**



CREATOR ECONOMY
$104B
($1T EST. @ ↑ 48% YOY
CREATOR GROWTH RATE
WEB3
YUGALABS
YouTube
argo
VIDEO STREAMING
$10B
($82B BY 2030
@ ↑ 44% CAGR)
$473B
($2T BY 2029
@ ↑ 20% CAGR)
polygon
OpenSea
NETFLIX
hulu

Network effect by 2024

Focused on servicing YouTube & TikTok creators


Creators
Curators / Influencers
BETA
500 Creators / 8K MAU
STAGE 1
Acquire premium video creators across platforms
STAGE 2
Network effect
YouTube
TikTok
80K
60K
40K
20K
0
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Beta
Stage 1
Stage 2

argo Artists going places

This slide contains forward-looking projections that cannot be guaranteed.

Join the creator revolution